Exhibit 99.1

Ozon Postpones the Meeting of Bondholders of its $750 Million Senior Unsecured Convertible Bonds due 2026

October 12, 2022 — Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), an operator of the leading Russian e-commerce platform, provides further update in respect of its $750 million 1.875 per cent. senior unsecured convertible bonds due 2026 (the “Bonds”) issued by the Company with ISIN: XS2304902443.

Pursuant to the Company’s announcement dated September 23, 2022, the Company announced, among other things, that: a physical meeting of Bondholders (the “Meeting”) shall be held on October 17, 2022 at 2.00 p.m. (London time) at the London offices of Cleary Gottlieb Steen & Hamilton LLP at 2 London Wall place, London, EC2Y 5 AU.

Pursuant to the Company’s announcement dated October 7, 2022, the Company announced, among other things, that it has submitted an application to obtain a license from the U.S. sanctions authorities in connection with the proposed restructuring set out in the Memorandum.

As response from U.S. sanctions authorities has not yet been received, the Company hereby announces that (i) the Meeting shall now take place on October 31, 2022 at 2.00 p.m. (London time) at the London offices of Cleary Gottlieb Steen & Hamilton LLP at 2 London Wall Place, London, EC2Y 5AU or such other place in London as may be announced by the Company at least 2 days prior to the date of the Meeting (the “Meeting Details”), and (ii) the Submission Deadline has now been extended until 4.00 p.m. (London time) on October 28, 2022.

The Company reserves the right to further amend the Submission Deadline and Meeting Details should the response from the U.S. sanctions authorities not be obtained before the Submission Deadline on October 28, 2022. For the avoidance of doubt and as set out in the Memorandum, responses from the UK and Cyprus sanctions authorities will be conditions to the effectiveness of certain amendments set out in the Memorandum, however, those shall not delay the date of the Meeting and the Meeting can be conducted prior to such responses being obtained.

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Ozon’s platform offers one of the widest selections of goods across multiple product categories. Ozon’s country-wide warehouse footprint includes around one million square meters. Its infrastructure enables Ozon to provide Russian population with a fast and convenient delivery via couriers, pick-up points and parcel lockers. Ozon’s extensive logistics and fast-developing marketplace allow over 90 thousand entrepreneurs to sell their products across Russia’s 11 time zones to more than 25 million customers. In addition to its core e-commerce business, Ozon is expanding Ozon Fintech and other value-added services such as its quick commerce and online grocery solution Ozon.fresh. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

This communication does not constitute an offer to sell or purchase or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to the senior unsecured bonds of Ozon Holdings PLC (the “Company”), convertible into American Depositary Shares of the Company (the “Bonds”) or any other securities of the Company.

The information contained in this press release does not constitute an offer of, or the solicitation of an offer to buy or subscribe for an offer to purchase or the solicitation of an offer to sell any security in the United States (except to QIBs) (including its territories and dependencies, any State of the United States and the District of Columbia) or to any person in any other jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for distribution in Australia, South Africa, Canada or Japan. The Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or under the applicable securities laws of Australia, South Africa, Canada or Japan, and the Bonds may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

The information contained in this press-release does not constitute an offer of securities to the public: (a) within the meaning of Article 2(d) of Regulation (EU) 2017/1129 in the EEA; or (b) within the meaning of Article 2(d) Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

This information contained in this press release is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this press release is not intended for any persons in the Russian Federation who are not “qualified investors” within the meaning of article 51.2 of the Federal Law No. 39-FZ “On the Securities Market” dated 22 April 1996, as amended (the “Russian QIs”) and must not be distributed or circulated into Russia or made available in Russia to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law. The Bonds have not been and will not be registered or admitted to trading in Russia and are not intended for “placement”, “public placement”, “circulation” or “public circulation” in Russia (each as defined in Russian securities laws) by any means unless and to the extent otherwise permitted under Russian law. This information contained in this press release may not correspond to the risk profile of a particular investor, does not take into account one’s personal preferences and expectations on risk and/or profitability and does not constitute an individual investment recommendation for the purposes of Russian law.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

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